SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 1 to Schedule 13D)(1)


                SSP SOLUTIONS, INC. (FORMERLY LITRONIC, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  537004 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               STEVEN K. SPRAGUE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               WAVE SYSTEMS CORP.
                      480 PLEASANT STREET, LEE, MA  01238
                                (413) 243-1600

                                With a copy to:
                                NEIL W. TOWNSEND
                              BINGHAM MCCUTCHEN LLP
                    399 PARK AVENUE, NEW YORK, NY  10022-4689
                                 (212) 705-7000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 OCTOBER 4, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 537004 10 3                  13D                   Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          WAVE SYSTEMS CORP.
          13-3477246
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


          OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              4,702,225

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              4,702,225

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,702,225

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.9999%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 537004 10 3                  13D                   Page 3 of 5 Pages


                       SSP SOLUTIONS, INC. SCHEDULE 13D
                                 AMENDMENT NO. 1

NOTE: This Amendment No. 1 amends a Statement on Schedule 13D filed on
October 18, 2001 by Wave Systems Corp. ("Wave"). This Amendment No. 1 is filed on behalf of Wave.

     This Amendment No. 1 is being filed to reflect the acquisition by Wave of 1,619,142 shares of common stock, par value $0.01 per share of SSP Solutions, Inc. ("SSP"), on October 4, 2002. There has been no change in the information set forth in response to Item 1 or 2 of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 1.

Item 3. Source and Amount of Funds or Other Consideration.

    Item 3 is amended to add the following:

    As of September 30, 2002, SSP executed a Termination Agreement and Mutual Release ("Termination Agreement") by and among SSP, BIZ Interactive Zone, Inc., a wholly-owned subsidiary of SSP ("BIZ"), and Wave. The Termination Agreement documents the mutual termination effective as of August 31, 2002 of a Purchase, Development and Deployment Agreement between BIZ and Wave dated October 2, 2000, as amended on May 10, 2001 (the "Wave Agreement"). Under the Wave Agreement, Wave was to provide development work in exchange for cash payments by BIZ of $278,000 per month from June 1, 2001 to December 1, 2002.

     In late August 2002, SSP, BIZ and Wave began discussions regarding entry into the Termination Agreement. Based upon the average 20-day trading price of the common stock during the period of discussions, SSP and Wave agreed to use $1.35 as the conclusive value of a share of common stock for purposes of the Termination Agreement. Under the Termination Agreement, the Wave Agreement was terminated as of August 31, 2002, the balance due to Wave under the Wave Agreement was forgiven and in exchange SSP issued to Wave 1,600,000 shares of common stock.

     Also in connection with the execution of the Termination Agreement, SSP delivered to Wave a convertible subordinated unsecured promissory note ("Note") in the principal amount of $270,000, which note shall be immediately convertible from time to time, at the option of Wave or SSP, into shares of common stock of SSP at the initial rate of $1.00 per share. However, the Note may only be converted to the extent Wave's beneficial ownership in SSP does not exceed 19.9999%, unless such restriction is waived by Wave upon not less than 61 days' prior written notice to SSP.

Item 4.  Purpose of Transaction

     Item 4 is amended to read as follows:

     As described in Item 3 on the Schedule 13D filed by Wave on October 18, 2001, Wave acquired beneficial ownership of 3,083,083 shares of SSP's common stock in connection with a merger of Litronic Merger Corp. ("Litronic") with and into BIZ, representing, as of August 24, 2001, 14.95% of SSP's total outstanding stock.

     As further described in Item 3 above, Wave acquired beneficial ownership of an additional 1,619,142 shares of SSP's common stock in connection with the termination of the Wave Agreement representing, as of August 14, 2002, an additional 5.0499% of SSP's total outstanding stock.

CUSIP No. 537004 10 3                  13D                   Page 4 of 5 Pages

     Wave does not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of SSP, or the disposition of securities of SSP; (ii) any extraordinary corporate transaction;
(iii) any sale or transfer of a material amount of assets of SSP or any of its subsidiaries; (iv) any change in the present board of directors or management of SSP; (v) any material change in the present capitalization or dividend policy of SSP; (vi) any other material change in SSP's business or corporate structure;
(vii) any changes in SSP's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of SSP by any person; (viii) causing a class of securities of SSP to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of SSP becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     Items 5(a), 5(b) and 5(c) are amended to read as follows:

          (a) Wave owns 4,702,225 shares of common stock of SSP, which equal approximately 19.9999% of the total 23,511,243 outstanding shares of common stock of SSP as of October 4, 2002.

          (b) Wave has sole voting and dispositive power to all 4,702,225 shares that it owns.

          (c) Other than as described in Items 3 and 4 above, Wave has not effected any transactions in SSP's common stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended to delete any reference to the Wave Agreement.

Item 7.  Material to be Filed as Exhibits

     Exhibit 99.A which was previously filed, is the Agreement and Plan of Merger, dated July 3, 2001 by and among SSP, Litronic and BIZ.

     Exhibit 99.B is the Purchase, Development and Deployment Agreement between BIZ and Wave.

     Exhibit 99.C is the Amendment No.1 to the Purchase, Development and Deployment Agreement between BIZ and Wave.

     Exhibit 99.D is the Termination Agreement and Mutual Release by and among SSP, BIZ and Wave.

CUSIP No. 537004 10 3                  13D                   Page 5 of 5 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2002
                                        WAVE SYSTEMS CORP.


                                        By: /s/ STEVEN K. SPRAGUE
                                           -------------------------------------
                                                       (Signature)

                                        Steven K. Sprague. its President and
                                        Chief Executive Officer
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).